SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                              -------------------
                        MICROCELL TELECOMMUNICATIONS INC.
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                       (Name of Subject Company (Issuer))

                              ROGERS WIRELESS INC.
                       ROGERS WIRELESS COMMUNICATIONS INC.
                           ROGERS COMMUNICATIONS INC.
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                       (Name of Filing Persons, Offerors)

                        CLASS A RESTRICTED VOTING SHARES
                            CLASS B NON-VOTING SHARES
                                  WARRANTS 2005
                                  WARRANTS 2008
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                        (Title of Classes of Securities)

                                    59501T882
                                    59501T874
                                    59501T163
                                    59501T171
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                     (CUSIP Numbers of Class of Securities)

                              DAVID P. MILLER, ESQ.
                              ROGERS WIRELESS INC.
                       ONE MOUNT PLEASANT ROAD, 16TH FLOOR
                            TORONTO, ONTARIO M4Y 2Y5
                                     CANADA
                                 (416) 935-1100
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                              John T. Gaffney, Esq.
                           Cravath, Swaine & Moore LLP
                                 Worldwide Plaza
                                825 Eighth Avenue
                             New York, NY 10019-7475
                                 (212) 474-1000
                              -------------------

          This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 30, 2004 (as amended, the "Schedule TO"), relating to the offers (collectively, the "Offers") by Rogers Wireless Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and a wholly-owned subsidiary of Rogers Wireless Communications Inc. (the "Parent"), a corporation incorporated under the CBCA, to purchase all of the issued and outstanding class A restricted voting shares (the "Class A Shares"), class B non-voting shares (the "Class B Shares" and, collectively with the Class A Shares, together with the associated Rights, the "Shares", including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights and the Warrants), Warrants 2005 (the "Warrants 2005") and Warrants 2008 (the "Warrants 2008" and, collectively with the Warrants 2005, the "Warrants", and together with the Shares, the "Securities"), of Microcell Telecommunications Inc. (the "Company"), a corporation incorporated under the CBCA, at a purchase price of Cdn.$35.00 per Class A Share, Cdn.$35.00 per Class B Share, Cdn.$15.79 per Warrant 2005 and Cdn.$15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated
September 30, 2004, and the related Letters of Acceptance and Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the "Offering Materials").

          Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offers to Purchase and Circular.

ITEM 4.  TERMS OF THE TRANSACTION

     The first sentence in the second paragraph on page 19 of the Offers to Purchase and Circular is hereby amended and restated in its entirety as follows:

          "The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such assertion (other than any intentional action or inaction by the Offeror), or, subject to the terms of the Support Agreement, may be waived by the Offeror in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have."

     The first sentence in the second paragraph on page 20 of the Offers to Purchase and Circular under the caption "Conditions of the Class B Offer and the Warrant Offers" is hereby amended and restated in its entirety as follows:

          "The foregoing condition to the Class B Offer and Warrant Offers is for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to such assertion (other than any intentional action or inaction by the Offeror), or, subject to the terms of the Support Agreement, may be waived by the Offeror in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have."

     The last paragraph on page 22 of the Offers to Purchase and Circular is amended and restated in its entirety as follows:

          "A Subsequent Offering Period, if one is included, does not constitute an extension of the applicable Offer for purposes of the Exchange Act, although it does constitute an extension of the applicable Offer under Canadian securities laws. Under Canadian securities laws, in order for the Offeror to take up and pay for additional Securities deposited after the initial Expiry Time, the Offeror must either (i) extend such Offer in accordance with Canadian securities laws (which extension would be treated as a Subsequent Offering Period in the United States) or (ii) initiate a new offer in respect of such Securities, which new offer could not be consummated for at least 35 days. For purposes of the Exchange Act, a Subsequent Offering Period is an additional period of time beginning on the day after the Expiry Time during which Securityholders may deposit Shares or Warrants not deposited during such Offer. For purposes of applicable Canadian securities laws, a Subsequent Offering Period is an additional period of time by which the applicable Offer is extended, following the satisfaction or waiver of all conditions of such Offer and the take-up of all Shares or Warrants then deposited under such Offer, and during which period Securityholders may deposit Shares or Warrants not deposited prior to the commencement of the Subsequent Offering Period with respect to such Offer. The Offeror does not currently intend to include a Subsequent Offering Period with respect to any of the Offers, although it reserves the right to do so in its sole discretion. If the Offeror elects to include a Subsequent Offering Period with respect to an Offer, for purposes of applicable United States federal securities laws, it will include a statement of its intention to do so in the press release announcing the results of such Offer disseminated no later than 9:00 a.m., Toronto time, on the next business day after the previously scheduled Expiry Time. For purposes of applicable Canadian securities laws, the Offeror will provide a written notice of extension of such Offer with respect to the implementation of the Subsequent Offering Period, including the period during which such Offer will be open for acceptance, to the Depositary and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offers to Purchase, "Notices and Delivery" to all holders of Shares or Warrants that have not been taken up pursuant to the applicable Offer at the date of the extension. The same form and amount of consideration will be paid to holders depositing Shares or Warrants during the Subsequent Offering Period, if one is included, as would have been paid prior to the commencement of such period. Notwithstanding the provisions of United States federal securities laws relating to subsequent offering periods, the Offeror will permit withdrawal of deposited Shares or Warrants during any Subsequent Offering Period, if there is one, at any time prior to the Expiry Time of such Subsequent Offering Period. Withdrawing holders of Securities who have deposited such Securities during the Subsequent Offering Period and have received payment for such Securities must return such payment to the Offeror prior to any withdrawal. Subject to the following sentence, the Expiry Time with respect to a subsequent Offer shall be 9:00 p.m., Toronto time, on the last day of the Subsequent Offering Period, unless determined otherwise pursuant to the provisions of this Section 5. The foregoing sentence will not limit the requirement that the conditions to the Offers set forth in
          Section 4 of the Offers to Purchase, "Conditions of the Offers", be satisfied or waived prior to the initial Expiry Time, which will be before the commencement of the Subsequent Offering Period. If the consideration being offered for the Shares or Warrants under an Offer is increased, the increased consideration will be paid to all depositing holders of Shares or Warrants whose Shares or Warrants are taken up under the Offer without regard to when such Shares or Warrants are taken up under the Offer by the Offeror."

     The third paragraph on page 24 of the Offers to Purchase and Circular is hereby amended and restated in its entirety as follows:

          "Notwithstanding the provisions of United States federal securities laws relating to subsequent offering periods, the Offeror will permit withdrawal of deposited Securities during any Subsequent Offering Period, if there is one, at any time prior the Expiry Time of such Subsequent Offering Period. Withdrawing holders of Securities who have deposited such Securities during the Subsequent Offering Period and have received payment for such Securities must return such payment to the Offeror prior to any withdrawal."

     Subparagraph (b) on page 23 of the Offers to Purchase and Circular is amended and restated in its entirety as follows:

          "(b) during a Subsequent Offering Period; provided, however, that this right of withdrawal will not apply in respect of Securities taken up by the Offeror prior to the Subsequent Offering Period;"

     The last paragraph on page 27 of the Offers to Purchase and Circular is hereby amended and restated in its entirety as follows:

          "The Offers and all contracts resulting from the acceptance of the Offers shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offers unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario. The foregoing shall not restrict the applicability to the Offers of the securities laws of the United States or any other applicable jurisdiction. However, Securityholders should be aware that the enforcement by Securityholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that the majority of its officers and directors reside outside the United States, that some of the Dealer Managers or experts named in the Offers to Purchase and Circular reside outside the United States and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States. Securityholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment."

                                    SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2004


                      ROGERS WIRELESS INC.

                      By: /s/  Graeme McPhail
                          ------------------------------------------
                          Name:  Graeme McPhail
                          Title: Vice President, Associate General Counsel


                      ROGERS WIRELESS COMMUNICATIONS INC.

                      By: /s/  Graeme McPhail
                          ------------------------------------------
                          Name:  Graeme McPhail
                          Title: Vice President, Associate General Counsel


                      ROGERS COMMUNICATIONS INC.


                      By: /s/  Graeme McPhail
                          ------------------------------------------
                          Name:  Graeme McPhail
                          Title: Vice President, Associate General Counsel